

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 19, 2020

Marvin Slosman
Chief Executive Officer
InspireMD, Inc.
4 Menorat Hamaor St.
Tel Aviv, Israel 6744832

      Re: InspireMD, Inc.
           Registration Statement on Form S-1
           Filed May 13, 2020
           File No. 333-238247

Dear Mr. Slosman:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Alan Campbell at (202) 551-4224 with any questions.

                                  Sincerely,

                                  Division of Corporation Finance
                                  Office of Life Sciences

cc: David Glatt, Meitar